Room 4561

November 30, 2006

Mr. Charles Liang
President and Chief Executive Officer
Super Micro Computer, Inc.
980 Rock Avenue
San Jose, California 95131

Re: Super Micro Computer, Inc.
**   Registration Statement on Form S-1 filed November 2, 2006**
**   File No. 333-138370**

Dear Mr. Liang:

    We have reviewed your filing and have the following comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with additional information so we may better understand your disclosure. After reviewing this information, we may or may not raise additional comments.

    Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Registration Statement on Form S-1

1.   We will process this filing and your amendments without price ranges. Since the price range triggers a number of disclosure matters, we will need sufficient time to process the amendment when it is included. Please understand that its effect on disclosure throughout the document may cause us to raise issues on areas not previously commented upon.

2.   We note a number of blank spaces throughout your registration statement for information that you are not entitled to omit under Rule 430A. Examples of omitted information you must provide include the number of shares to be offered and the number of shares to be sold by selling stockholders on the cover. Any preliminary prospectus should fill in all

blanks throughout the registration statement except for the specific information that Rule 430A allows you to omit, and should be part of a pre-effective amendment. Please see Section II.A.7 of Release No. 33-6714. Also, confirm that you have not circulated copies of the registration statement and will not circulate until you include an estimated price range and maximum number of shares, and all other information except information you may exclude in reliance upon Rule 430A.

3. Please supplementally provide us with copies of any graphical materials or artwork you intend to use in your prospectus. Upon review of such materials, we may have further comments. Please refer to Section VIII of our March 31, 2001 update to our Current Issues and Rulemaking Projects outline for additional guidance.

Table of Contents

4. We note your disclaimer regarding the industry data used in your prospectus. You include industry data attributed to International Data Corporation, for example, to inform investors concerning your industry, business and potential market, and this information is to be used by potential purchasers in making investment decisions. Market data included in your registration statement are those of Super Micro and must be based on reasonable and sound assumptions. Your disclaimer, however, states that you do not guarantee or have not independently verified the information. Please revise the text so that you do not suggest that you lack a reasonable belief as to the accuracy and completeness of the market data, or that suggest you are not republishing this information as your own. We note a similar disclaimer on page 24.

Prospectus Summary, page 1

5. Throughout your disclosure, you state that you sell application-optimized, high-performance server solutions based on "open-standard x86 architecture." Please briefly elaborate here in understandable terms on what you mean by application-optimized servers and how such servers differ from other servers as well as your use of the term "open-standard x86 architecture." We do note your disclosure in the fifth paragraph of your summary and on page 47.

6. We note your use of the term "vertical markets." Please explain what you mean by vertical markets and why such markets would specifically benefit from your solutions. We note your reference to certain industries and how such industries may benefit from your solutions. Please keep in mind our plain English principles regarding the use of industry jargon and terms unfamiliar to the average investor such as "blade server." Please refer to Section VIII of our March 31, 2001 update to our Current Issues and Rulemaking Projects outline for additional guidance.

7.   On page 2, you state that you offer server systems that have twice the density of conventional solutions. Please expand to explain the concept "density" and the significance of density to your customers. Provide us with support for your statement as to this technologically superior aspect of your product. Also indicate the portion of your product sales that is attributable to servers with densities that are twice that of your competitors.

8.   Also on page 2, you refer to a "time-to-market advantage." Describe the nature of this advantage in quantitative and qualitative terms. Clarify whether this advantage has been demonstrated consistently respect to all of your competitors and in your response letter provide us with details concerning the nature and extent of the advantage you reference.

9.   You state that you will reincorporate in Delaware prior to the completion of the offering. Please reconcile this statement with your Delaware certificate of incorporation filed as an exhibit to this registration statement. Please provide us the California charter and bylaws for your predecessor corporation for our review.

10.   The information at the final bullet on page 4 indicates that you will effectuate a stock split prior to the completion of the offering and further indicates that some of the information in the prospectus will be presented on a pre-split basis but that other information will be presented on a post-split basis. Because your filing omits share information and data dependent upon share information, it is not clear which information you intend to present on a pre-split basis and which information you intend to present on a post-split basis. In your response letter, please explain this in specific detail. It appears that share amounts and all data computed based upon share amounts should be presented on a consistent basis throughout the filing. The share information should be that of the structure in which investors in the offering will participate (i.e., post-split).

Risk Factors

Our recent significant growth makes it difficult to evaluate our current business…, page 6

11.   Please address here and elsewhere, such as in your prospectus summary and management's discussion and analysis, how your focus on the market for application-optimized server systems and components constitutes a new business in light of the fact that you have been operating since 1993. We note your disclosure that you have been profitable since inception and that you have grown substantially in recent periods. Please address the business conditions and corporate events that have resulted in the substantial revenue growth recently experienced.

If the demand for application optimized server solutions does not continue to develop…, page 7

12.   Similar to the foregoing comment, please elaborate on why the market for application-optimized server solutions is new and has only a short history.

The market in which we participate is highly competitive…, page 8

13.   Here or in a prior location such as the summary, as appropriate, please elaborate on what specialized server and original design manufacturers are and how they differ from your business.

We must work closely with our suppliers…, page 9

14.   You mention Intel and AMD whose components appear to be critical to your server products. Clarify the nature of the critical components relied upon. For example, if you rely on these suppliers for microprocessors and this reliance is the source of the risk you are identifying, state this clearly. Please advise whether you have any agreements with Intel or AMD. If so, provide your analysis supporting your apparent belief that such an agreement is not required to be filed as an exhibit to the registration statement pursuant to Item 601(b)(10)(ii)(B) of Regulation S-K In particular, as applicable, please analyze whether you are substantially dependant upon any such agreement.

We principally rely on indirect sales channels…, page 10

15.   Please disclose the percentage of your revenue derived from distributors and resellers as opposed to direct sales. Please also advise whether any distributor or reseller contributes significantly to your revenue. We note your disclosure on page 9 that no one customer represented 10 percent or more of your revenue for fiscal year 2005 or 2006.

We may be unable to accurately predict future sales through our distributors…, page 11

16.   Please elaborate on the "sell-in" model you reference. What are the legal rights and responsibilities of Super Micro and the other contracting party in such an arrangement. It appears that a brief overview of the distribution method may be useful in the summary. A materially complete explanation of the rights and obligations of the respective parties should be in the body of the prospectus, and in the risk factors and other portions of the forepart, this information should be concise.

The average selling prices for our existing server solutions have declined…, page 11

17.   Please provide quantitative information concerning price declines experienced with respect to your products from introduction to such products becoming commoditized and obsolete. Both the quantitative decline and the periods of time over which the declines

have been experienced in the commercial life cycle of your products should be provided
to convey the extent and scope of the risk you highlight to investors.

We may lose sales or incur unexpected expenses…, page 12

18.	Please concisely explain the return and stock rotation rights afforded to certain
customers. Provide a cross-reference to the page of the filing where you discuss these
matters in materially complete detail.

Conflicts of interest may arise between us and Ablecom Technology…, page 14

19.	It appears that any agreement between you and Ablecom regarding the contract design
and manufacturing services you purchase from them should be filed as an exhibit to your
registration statement pursuant to Item 601(b)(10)(ii)(A) and (B) of Regulation S-K. As
disclosed, you made purchases in fiscal year 2006 for an aggregate amount of
approximately $75.7 million constituting 31 percent of your cost of goods sold for that
period. Accordingly, it appears that you are substantially dependent on Ablecom's
services. We further note your risk factor on 15 regarding your increasing reliance on
Ablecom and your disclosure on page 74 regarding the various agreements with
Ablecom. In your response letter provide us with a detailed list of any agreements that
you have with Ablecom concerning the offer or sale of goods or services, and tell us the
dollar amount of products or services that have been or are contracted to be provided
under each of the contracts you identify in your response. In quantitative terms, explain
how the prices charged to you by Ablecom compare to the prices it charges its non-
affiliated customers.

20.	With respect to Ablecom, we note disclosure on page F-12 that references a connection
between the classification of that company as a variable interest entity and the existence
of equity investors that do not provide sufficient financial resources for the entity to
support its activities. In your response letter, please clarify for us whether you have
concluded that Ablecom lacks sufficient financial resources to support its activities. If
so, it appears a risk factor would be warranted that alerts investors to this condition and
the resulting risks it poses. Any such risk factor should include quantitative data, to
provide investors with concrete information about your business relationship that is
needed to put the related risk in an appropriate context. In your response, provide us with
a detailed analysis of the nature of any uncertainties that may result from Ablecom's
status as a variable interest entity, and provide your views as to whether those
uncertainties pose material risks to investors.

We have recently entered into plea and settlement agreements…, page 16

21.	Please disclose whether you are currently in compliance with federal export regulations
and whether your new export compliance program is effective in contrast to your prior

program which allowed the export violations to occur. Please also advise us whether you continue to do business, directly or indirectly, with Iran, a country identified by the U.S. State Department as a state sponsor of terrorism and subject to U.S. economic sanctions and export controls. Describe for us the extent and nature of your past, current and any anticipated contacts with Iran, whether through distributors, subsidiaries or other direct or indirect arrangements. Include a discussion of direct and indirect contacts with the Iranian government and entities controlled by the Iranian government.

22. Discuss the materiality to you of your contacts with Iran and advise us of your view as to whether those contacts constitute a material investment risk for your stockholders. In your response, please address materiality in quantitative terms, including the dollar amount of any associated revenues, assets or liabilities. Your quantitative analysis should take into account costs associated with the investigations and settlements discussed on page 16, and costs associated with your relevant regulatory compliance programs.

Please also address materiality in terms or qualitative factors that a reasonable investor would deem important in making an investment decision, including the potential impact of corporate activities upon a company's reputation and share value. To the extent that you have engaged in, or anticipate engaging in, lawful Iranian contacts, please address the possibility that such contacts may negatively impact your reputation and share value.

We note, for example, that Arizona and Louisiana have adopted legislation requiring their state retirement systems to prepare reports regarding state pension fund assets invested in, and/or permitting divestment of state pension fund assets from, companies that do business with countries identified as state sponsors of terrorism. The Pennsylvania legislature has adopted a resolution directing its Legislative Budget and Finance Committee to report annually to the General Assembly regarding state funds invested in companies that have ties to terrorist-sponsoring countries. The Missouri Investment Trust has established an equity fund for the investment of certain state-held monies that screens out stocks of companies that do business with U.S.-designated state sponsors of terrorism. Your materiality analysis should address the potential impact of the investor sentiment evidenced by such actions directed toward companies that have business contacts with Iran.

Your qualitative materiality analysis also should address whether, and the extent to which, the Iranian government or entities controlled by the Iranian government have received or receive cash, or have acted or act as intermediaries, in connection with your operations.

Resolution of claims that we have violated…, page 17

23. Please elaborate on what a "Markman" hearing is and the purpose and effects of such hearing.

Use of Proceeds, page 25

24.   Please reconcile the $19.2 million outstanding on the existing building loans disclosed here with the $18.6 million amount disclosed on pages 5 and 29.

Management's Discussion and Analysis of Financial Condition and Results of Operations

Overview, page 30

25.   Please clarify whether your reference to sales to OEMs and end customers constitute direct sales as opposed to sales to distributors and resellers.

26.   Please note that management's discussion and analysis should include disclosure based on currently known trends, events and uncertainties that are reasonably expected to have material effects upon you. For example, you discuss on page 18 the expected growth in direct sales and we note your disclosure here that sales derived from OEMs and end customers grew from 17 percent to represent 27 percent of your sales. We further note your discussion on page 15 of your planned increased reliance on Ablecom. Please discuss the impact on your results of operations of such direct sales growth and your increased usage and reliance on Ablecom. Please also discuss your recent substantial growth that you have attributed to your shift in focus to application-optimized server systems. Please review and revise your disclosure in light of this requirement. Please quantify the expected effects of these and other known, material trends, events and uncertainties on your future results to the extent possible. Please see Item 304(a)(3)(ii) of Regulation S-K and Section III.B.3 of Release No. 33-8350 for additional guidance.

Comparison of Fiscal Years Ended June 30, 2005 and 2006, page 36

27.   Please quantify the impact of each identified source for material changes from period to period in your discussion. For example, you have attributed the increase in your net sales between fiscal years 2005 and 2006 to increased unit volumes as well as average selling prices. Discuss the price increase in quantitative terms and state the portion of the increase in revenues attributable to changes in prices and to changes in volumes of products sold. Please see Section III.D of Release No. 33-6835 for additional guidance. Please review your disclosure in light of this comment. We note other instances in which such quantification appears appropriate such as your discussion of sales and marketing expenses and general and administrative expenses.

Liquidity and Capital Resources, page 41

28.   Please update your disclosure with respect to the current status of your revolving line of credit with Far East National Bank. If you have renewed the revolving line of credit, please revise your disclosure to discuss in qualitative and quantitative terms the material covenants you are subject to. Please also provide a similar discussion with respect to the material covenants under the building loans.

29.   Please elaborate on your arrangements with financing companies that have committed to pay you for shipments to approved customers. Please quantify the significance of such financing companies to your business and advise us whether any agreements with such companies should be filed as an exhibit to your registration statement pursuant to Item 601(b)(10)(ii)(B) of Regulation S-K.

Business

Industry Background, page 46

30.   With respect to any third-party statements in your prospectus such as the market information by International Data Corporation presented in this section, please provide us with support for such statements. To expedite our review, please clearly mark each source to highlight the applicable portion or section containing the statistic and cross-reference it to the appropriate location in your prospectus. Also, tell us whether the source of each statistic is publicly available without cost or at a nominal expense.

Sales, Marketing and Customer Service, page 56

31.   We note that you derived 41.5 percent of your net sales in fiscal year 2006 from sales outside of the United States and your disclosure on page F-23 regarding the countries that comprise a significant share of your revenue. Please advise us of all the countries in which you operate and do business.

Management, page 62

32.   Please provide your disclosure of management as well as your principal and selling stockholders as of a more recent practicable date. It may be appropriate to provide this information as of a date more recent than the latest balance sheet date in your filing.

33.   Please ensure that your disclosure conforms to the requirements of Item 401 of Regulation S-K. We note, for example, that Alex Hsu and Bruce Alexander's disclosure does not appear to fully account for the past five years with respect to his business experience.

Stock Option Grants in Fiscal Year 2006, page 67

34.   The text preceding the table under this heading states that the table provides option exercise information. The table in this section, however, appears to reflect stock option grants as opposed to exercises.

Aggregated Option Exercise in Fiscal Year 2006 and Year-End Option Values, page 68

35.   You state that the year-end option values are computed using the mid-point of the offering price range. As it appears the mid-point of the price range has not yet been selected, we would expect that the year-end values would not yet be determined. Please revise or advise.

Certain Relationships and Related Party Transactions, page 74

36.   Pursuant to Instruction 5 to Item 404(a) of Regulation S-K, please discuss the principle followed in determining the transaction prices in your arrangement with Ablecom, who made such determinations and whether the prices were similar to what would have been obtained in an arm's-length transaction.   In your response letter tell us the nature of the products and services that have been and may be sold under each of the development, production and service agreements with Ablecom. In your response letter, tell whether Ablecom sells the products or services provided to Super Micro to non-affiliated parties and whether it has price lists or standard prices that it charges to customers for products or services. Please provide similar disclosure with respect to Tatung.

Underwriters, page 85

37.   Please disclose how the over-allotment option will be allocated between you and the selling stockholders.

38.   Please disclose the circumstances under which Morgan Stanley and Merrill Lynch will either shorten or waive the lock-up arrangements of your officers, directors and stockholders.

Where You Can Find Additional Information, page 90

39.   Please update our contact information.

Consolidated Financial Statements

40.   Effective November 13, 2006, the age of the financial statements does not satisfy the requirements of Article 3-12 (a) of Regulation S-X. Your registration statement must be updated to include financial statements for the interim period ending September 30, 2006.

Report of Independent Registered Public Accounting Firm

41.   Amend your filing to include a manual or printed signature of the auditor's firm in the audit report. Refer to Rule 2-02(a) of Regulation S-X.

Stock Based Compensation, page F-9

42.   We note your disclosure that for options granted in fiscal year 2006, you determined the valuations at the end of each quarter, with the assistance of an unrelated valuation specialist. Since you did not obtain contemporaneous valuations performed by an unrelated valuation specialist as defined by the AICPA Practice Aid, *Valuation of Privately-Held-Company Equity Securities Issued as Compensation*, tell us and revise to disclose the following information related to issuances of equity instruments:
   ▪ Discuss the assumptions and methodologies used in determining the fair value of the underlying common stock for fiscal year ending 2006; and

   ▪ Discuss each significant factor contributing to the difference between the fair value as of the date of each grant and the estimated offering price.

43.   Tell us your proposed offering price, when you first initiated discussions with the underwriters and when the underwriters first communicated their estimated price range for your stock. In addition, provide us with updates for all equity-related transactions through the effective date of the registration statement and address how fair value of the underlying shares of common stock were determined.

44.   In addition, if a third-party valuation specialist was used, please include the expert's consent following Section 436(b) of Regulation C.

Note 1. Organization and Summary of Significant Accounting

Revenue Recognition, page F-8

45.   Explain the nature of any multiple-element arrangements. In this regard, we note from your disclosure on page 57 that you provide customer support services. Tell us whether any of your multiple-element arrangements are subject to the separation criteria of EITF 00-21. If so, tell us the nature of the elements involved, the nature of the units of accounting that you account for as separate and discrete earnings processes and support for your conclusions that, among other things, the delivered items have value on a standalone basis. Explain your accounting treatment for each deliverable of your multiple-element arrangements. Tell us what consideration you gave to including this information in your revenue recognition policy disclosure.

46.   Provide your analysis regarding whether the embedded software in your products is incidental to your products. Your response should address in detail each of the indicators outlined in footnote 2 of SOP 97-2, as amended. In this regard, indicate whether you offer any upgrades to the embedded software subsequent to delivery. If so, tell us how you distinguish between upgrades and bug fixes in evaluating this indicator. Further, indicate whether the software development costs are incurred for both the development of new products and enhancements or upgrades. If so, please indicate the amount incurred for each development activity in 2006 and 2007. We may have further comments.

Recently Issued Accounting Standards, page F-12

47.   Since Ablecom is a related party to the company due to ownership interests held by related party owners, provide your analysis that evaluates the impact of the related parties under paragraphs 16 and 17 of FIN 46R in identifying the primary beneficiary of the variable interest entity. Specifically, address paragraph 17(b) of FIN 46R as it seems that a substantial majority of Ablecom's net sales are due to its relationship with the company. In this regard, it appears that your company is "closely associated with the variable interest entity." Please advise.

Note 7. Related-party and Other Transactions, page F-16

48.   Revise to provide the disclosure outlined in paragraph 24 of FIN 46R that have not been disclosed in this footnote.

49.   We note the related party transaction disclosures for Ablecom and Tatung as of and for the periods ending June 30, 2005 and 2006. Revise your disclosure to present information for three full fiscal years and any subsequent period. Ensure that your disclosure includes the terms and manner of settlement of all the related party receivables and payables as required by paragraph 2(d) of SFAS 57.

Item 15. Recent Sales of Unregistered Securities

50.   This section should address unregistered securities issuances during the past three years. However, you refer to the period "since our inception." Please revise. Please format the transactions you discuss in a way that facilitates comparison to the stock and option issuances disclosed in the statement of stockholders' equity and the financial statement notes. Please describe the factual basis for your reliance on Section 4(2) of the Securities Act for the issuance of stock upon exercise of stock options granted outside your 1998 plan. Please specifically state whether the purchasers were sophisticated with access to information or accredited. Indicate the number of purchasers in each transaction, or more specifically identify the purchasers.

51.   It appears that your grants of stock options should also be discussed in this section.

*   *   *   *

As appropriate, please amend your registration statement in response to these comments. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Act and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

Notwithstanding our comments, in the event the company requests acceleration of the effective date of the pending registration statement, it should furnish a letter, at the time of such request, acknowledging that:

- should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

- the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

- the company may not assert the staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in connection with our review of your filing or in response to our comments on your filing.

We will consider a written request for acceleration of the effective date of your registration statement as a confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act and the Exchange Act as they relate to the proposed public offering of the securities specified in the above registration statement. We will act on the request and, pursuant to delegated authority, grant acceleration of the effective date.

We direct your attention to Rules 460 and 461 regarding requesting acceleration of a registration statement. Please allow adequate time after the filing of any amendment for further review before submitting a request for acceleration. Please provide this request at least two business days in advance of the requested effective date.

You may contact Jason Niethamer at (202) 551-3855 or Stephen Krikorian at (202) 551-3488 if you have questions regarding comments on the financial statements and related matters. Please contact Daniel Lee at (202) 551-3477 or me at (202) 551-3462 with any other questions. If you need further assistance, you may contact Barbara C. Jacobs, Assistant Director, at (202) 551-3730.

Sincerely,

Mark P. Shuman
Branch Chief – Legal

cc: Via Facsimile
        Peter M. Astiz, Esq.
        Thomas M. French, Esq.
        Bradley J. Gersich, Esq.
        DLA Piper US LLP
        2000 University Avenue
        East Palo Alto, California 94303
        Telephone: (650) 833-2000
        Facsimile: (650) 833-2001